

Mail Stop 4561

October 31, 2016

John J. Roberts
Chief Financial Officer
DHI Group, Inc.
1040 Avenue of the Americas, 8th Floor
New York, New York, 10018

> **Re: DHI Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **Form 10-Q for the Quarter Ended June 30, 2016**
> **Filed July 27, 2016**
> **Forms 8-K furnished on July 27, 2016 and October 17, 2016**
> **File No. 001-33584**

Dear Mr. Roberts:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Revenues and Expenses, page 32

1.   We note that you disclose the total number of recruitment package customers as of December 31, 2015 and 2014 for Dice. However, based on the disclosures on page 6 it appears that you also derive revenue from the sale of recruitment packages for other brands. Please tell us what consideration was given to disclosing the number of

recruitment package customers and the average monthly revenue per recruitment package customer for your other brands.

Critical Accounting Policies

Goodwill, page 33

2.   We note your disclosure that with the exception of Energy, the fair value of each reporting unit was in excess of the carrying value as of December 31, 2015. Please tell us the percentage by which the fair value of each reporting unit exceeded its carrying value. To the extent that a reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analyses, please disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test. If your reporting unit is not at risk of failing step one, please disclose this fact.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 83

3.   Your disclosure indicates that you evaluated the effectiveness of your internal control over financial reporting using the 1992 framework. However, we note that the Report of Independent Registered Public Accounting Firm indicates that the 2013 framework was used. Please advise.

Form 10-Q for the Quarter Ended June 30, 2016

Note 12. Segment Information, page 14

4.   We note that you evaluated the fair value of the Energy reporting unit and determined that the reporting unit was not at risk of failing step 1. Please provide us with the analysis that supports this determination as of June 30, 2016.

Form 8-K furnished on July 27, 2016

5.   We note your presentation of Adjusted EBITDA and margin on page 2. Please revise future filings to provide a reconciliation of the most directly comparable financial measure calculated and presented in accordance with GAAP to the non-GAAP financial measure for each Adjusted EBITDA measure provided. We refer you to Item 10(e)(1)(i)(B) of Regulation S-K and Regulation G.

6.   We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the

reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Form 8-K furnished on October 17, 2016</u>

7.   You indicate in your preliminary results that you may incur a pre-tax impairment charge of up to $25 million in the third quarter of 2016. Please tell us which reporting units this impairment relates to. If the impairment relates to the Energy reporting unit, please compare the conditions at the time of your June 30, 2016 analysis to that of your recent analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mengyao Lu, Staff Accountant at (202) 551-7271, or Christine Dietz, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.
.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services